UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

[X] Form C: Offering Statement
[ ] Form C-U: Progress Update
[ ] Form C/A: Amendment to Offering Statement
    [ ] Check box if Amendment is material and investors must reconfirm within five business days.
[ ] Form C-AR: Annual Report
[ ] Form C-AR/A: Amendment to Annual Report
[ ] Form C-TR: Termination of Reporting

Name of Issuer:

Channel Islands Pictures, Inc.

Legal Status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 1, 2022

Physical Address of Issuer:

10605 Queen Ave. La Mesa, CA 91941

Website of Issuer:

www.channelislands.com

Is there a co-issuer? [ ] Yes [x] No

Name of intermediary through which the offering will be conducted:

Andes Capital Group, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

8-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of five percent (5%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Andes Capital will take a one percent (1%) fee in equity.

Type of Security Offered:

Class B Common Stock

Target number of securities to be offered:

10,000 shares of Class B Common Stock

Price (or method for determining price):

$10.00 per Share

Target offering amount:

$100,000

Minimum Investment Amount:

$100

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):

$1,235,000

Maximum number of securities to be offered:

123,500

Deadline to reach the target offering amount:

February 28, 2024

Disbursement from Escrow After Reaching the Target Offering Amount: The first disbursement will take place after 21 days. Disbursements will occur monthly thereafter.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 2

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$1,640	NA
Cash & Cash Equivalents	$1,639.98	NA
Accounts Receivable	$0	NA
Short-term Debt	$68,500	NA
Long-term Debt	$0	NA
Revenues/Sales	$0	NA
Cost of Goods Sold	$0	NA
Taxes Paid	$0	NA
Net Income	$0	NA

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Channel Islands Pictures, Inc.

By



_____

Ross Cooper

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____

(Signature)

Ross Cooper

CEO

3/1/2023

_____

(Date)

TABLE OF CONTENTS

March 6, 2023

Channel Islands Pictures, INC.

FORM C
Up to 123,500 Shares of Class B Common Stock
$10.00 per Share



Channel Islands Pictures Inc. ("Channel Islands", the "Company," "we," "us," or "our"), is offering a minimum amount of $100,000 (the "Target Offering Amount") and up to a maximum amount of $1,235,000 (the "Maximum Offering Amount") of Class B Common Stock, 123,500 Shares at $10.00 per Share, par value $0.01 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by March 6, 2024 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Andes Capital Group, LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank NA (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Class B Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Escrow Agent and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Channel Islands Pictures, Inc.

ELIGIBILITY

2. Channel Islands Pictures, Inc. certifies that all of the following statements are true:

• Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

• Not an investment company registered or required to be registered under the Investment Company Act of 1940.

• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

• The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: [Company invest site]

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Robin Ross Cooper	CEO	Channels Islands Pictures Inc., Television Technology	March 1, 2022- Present
	CEO	AI First, Inc., Television Technology	March 9, 2020 - March 1, 2022
John Philip Hurley	CFO	Channel Islands Pictures, Inc., Corporate Finance	March 1, 2022 - Present
	CFO	Associated General Contractors, Corporate Finance	June, 2009 - Present

BIOGRAPHICAL INFORMATION



(Robin) Ross Cooper, CEO

(Robin) Ross Cooper has more than 35 years of experience as a successful entrepreneur and corporate officer. He is an accomplished inventor with numerous issued patents to his name with million-selling packaged software titles in the 1990s including a bestseller titled, "The Preparation for the SAT". After winning a $114 million judgment over ownership of intellectual property, Ross sold his company Internet Magic to Intel.

Upon founding Verimatrix in 2000, he went on to build a dynamic and focused management team that quickly moved the company into a market-leading position. Verimatrix, considered one of the largest and most prolific content security companies in the world, recently sold to Inside Secure for almost $140 million.

In the summer of 2004, Mr. Cooper proposed a watermarking plan to the Motion Picture Association and all major Hollywood studios. Mr. Cooper's plan was approved by the Hollywood community at large, and watermarking processes were initiated later that year. Today, DVDs provided for Academy Award and Golden Globe consideration are typically watermarked thanks to Mr. Cooper's efforts in partnership with Fox, Disney and Warner Bros.

Mr. Cooper has been responsible for the creation and operation of many companies in the areas of Media & Entertainment, Motion Picture Financing, Education, Psychometrics and Health Sciences. Mr. Cooper was also responsible for the launch of Costco's first home delivery service.



John Phillip Hurley, CFO

Phil Hurley, a lifelong California resident, holds a Masters in Business Administration from San Diego State University and has worked in media, banking, and business management in southern California for over three decades. As a business consultant, Phil specialized for many years in helping repair the accounting and financial conditions of troubled San Diego-area firms. He has spent the past ten years as the Corporate Controller of one of the nation's largest and most successful construction and engineering trade organizations.

BUSINESS AND ANTICIPATED BUSINESS PLAN

CHANNEL ISLANDS PICTURES, INC.

INTRODUCTION

Channel Islands Pictures was founded after two seminal events for the company's founders. These two events were: 1) the sale of the television technology company named Verimatrix founded by the same team (incorporated in 2000) and 2) the filing of a patent portfolio that provides disclosure regarding how to improve streaming television services around the world. The company that was sold (Verimatrix) became an industry leader in content security for television networks worldwide after winning a number of large deployments in 2004 within a highly competitive marketplace. The sale price for Verimatrix of almost $140 million provided all shareholders with significant returns on their investments (including a number of venture capital firms). Given the access to almost one thousand television networks around the world, the Channel Islands team has insights to the future of television that is almost unparalleled by any other company or team at this time.

The primary focus of the Channel Islands technology is the synchronization of Artificial Intelligence (Deep Learning) into household television to assist users with the management of disparate streaming services and the curation of desirable/acceptable programming for the family. Additional services have been patented (and will soon be deployed) that help to lower costs and increase overall satisfaction.

THE BUSINESS

The primary business of Channel Islands is providing an AI-Powered Set-Top-Box in large numbers of households (starting with senior citizens) that performs registrations and cancelations of streaming services on an as-needed basis and curates compelling shows for each member of the household. AI networks and (Deep Learning) systems run within the set-top-box and are additionally synchronized with cloud server systems to perform all necessary functions, allowing users a "hands-free" streaming television experience. (Hands-free meaning no registrations, passwords, validations, or any other requirements to navigate numerous disparate streaming sites.)

LIMITED POWER OF ATTORNEY FOR TELEVISION SERVICES

Channel Islands' patented approach calls for a user within each household to e-sign a Limited Power of Attorney for Television Services that allows the AI to perform powerful functions on behalf of the household without the need to ask the user permission. Likewise, users can set numerous Preference Settings to over-ride the AI at any time.

THE TECHNOLOGY

The Channel Islands team's twenty-three years of experience in television technology allows them to produce software code that works in today's Smart TV-driven streaming media environment around the world. The Set-Top-Box technologies synchronized with cloud servers and optional over-the-air antennas (providing 4k programming) is ideal for families wishing to reduce the amount of effort needed to manage disparate services while simultaneously lowering costs.

Note: More about synchronizations with over-the-air television networks below.

THE PATENT PORTFOLIO

The patent portfolio owned by Channel Islands Pictures is significant with seven international filings each an average of 100 pages long. All patent disclosures are designed to interface to one another by way of an Artificial Intelligence infrastructure. A brief description of each patent disclosure is as follows:

- Proxy Television – AI-Powered Television for global households
- Wiggle Room – Advanced Advertising Network and App
- Direct Mobile – Multicasting TV Network for poor communities (to mobile devices)
- iBonds – Insured Bonds that allow users to make safe (insured) investments in TV shows and movies
- Symbiotic Media Exchange – Global Exchange Network for the trading of iBonds
- Multi-Language Versioning – for better monetization of TV shows and movies in foreign territories
- NFTBond Exchange Network – Allows iBonds to be traded on global NFT Exchanges

ANCILLARY SERVICES

Once a set-top-box is present in a home, numerous services can be provided that have the potential to generate significant amounts of monthly revenue. Examples of services include (but are not limited to):

- Health monitoring
- Home Security
- Advanced Advertising
- Video Conferencing (from the TV rather than the PC and/or phone)

MARKETING PLAN

Channel Islands' marketing plan revolves around providing services to senior citizens (as a "Beach Head" for the technology) and then lowering the age range over time. The reason for starting with senior citizens is their general inability to manage and navigate streaming services (requiring registrations, passwords, validations and other processes more suited to younger people).

Channel Islands has been in discussions with AARP for promoting the AI-Television services in regions where senior communities are large.

Example: Florida, California and Arizona.

AARP has recommended that Channel Islands start by partnering with a long-time provider of services to seniors and the company is now researching viable partner candidates.

Once numerous senior homes and apartments have the AI-Television system deployed, and they are happy with the services, efforts will be made to promote the Channel Islands AI-Television system to younger audiences.

Note: The target number of senior homes is set at One Million.

THE TEAM

The number of employees/consultants required within the first year is currently estimated at ten with careful use of outside contractors. Each member of the management team will all have significant experience in television technology and will be known by either name or reputation to the larger (global) television community.

REVENUE PROJECTIONS

Channel Islands Pictures has an initial target of One Million users with a percentage of these users paying monthly for ancillary services (as described above). It is anticipated the average monthly revenue collected per household per month will be approximately $25 per month, therefore, the expectation is the company will be generating $25 million per month once it achieves its initial goal of one million users ($300 million annualized).

SET-TOP-BOXES AND ANTENNAS

As mentioned above, each household will be required to have at least Channel Islands Set-Top-Box until such time as cloud-based virtual Set-Top-Box technologies can be provided as an alternative (two to three years after the initial launch).

In some cases, households will prefer to access terrestrial television signals as they are free and can support resolutions as high as 4k (referred to as ATSC 3.0). These terrestrial television signals can be integrated seamlessly with streaming services in such a way that is ideal for large numbers of households.

Note: Terrestrial programming always carries the major television networks (ABC, CBS, NBC, and Fox).

The longer-term plan is to place the hardware components (for the Set-Top-Box) within the antenna unit used to capture the terrestrial signals, and then have an HDMI plug-in device that communicates with the antenna by way of Wifi.

Channel Islands Pictures to manufacture Set-Top-Boxes within the first year, however, will then appoint a manufacturing and distribution partner to handle large numbers of units for the United States and selected foreign territories.

Each household will pay an additional (small) fee for the Set-Top-Box (as successfully demonstrated in the past by cable and satellite companies), with profits to be generated by the rental of these units once the cost of the hardware is paid in full. A partnership with a banking organization for the financing of Set-Top-Boxes is envisioned.

EXIT STRATEGY

Once a minimum number of users are happy with Channel Islands' AI-Television service, the company will begin looking for large corporations that are looking to have large deployments of media technologies inside homes (with the potential to scale globally).

It is anticipated that the sale of the company can be achieved within a time frame of one to three years. The expected sale price is anticipated to be approximately $200 million.

BONUS SHARE PROGRAM

Bonus Shares issued pursuant to amount of investment:
Certain Investors will be eligible to receive additional Shares of Class B Common Stock ("Bonus Shares") depending upon the amount of investment by such Investors. The number of Bonus Shares Issued is equal to the bonus amount applicable to the investment amount (described below).

The Company will not absorb the cost of the issuance of the Bonus Shares. To the extent any are issued, it will not reduce the Proceeds that the Company receives; however, the effective cost per Share for Investors receiving Bonus Shares will be reduced in accordance with the table below. The Company will issue the Bonus Shares from its authorized Shares.

The issuance of these Bonus Shares will have a maximum potential dilutive effect of 78.54% consisting of Bonus Shares issued pursuant to amount of investment for a maximum of 78.54% (97,000 Bonus Shares) - meaning the Company is Offering a total of 220,500 Shares through this Offering.

The following table describes the ratio of Bonus Shares due to an Investor based on the amount of initial investment:

Amount of Investment	Bonus Amount	Effective Price Per Share
$1,000 to $2,499	5	$9.52-$9.80
$2,500 to $4,999	25	$9.09-$9.52
$5,000 to $9,999	75	$8.69-$9.30
$10,000 to $24,999	250	$8.00-$9.09
$25,000 to $49,999	1000	$7.14-$8.33

$50,000 to $99,999	3000	$6.25-$7.69
$100,000 to $199,999	8000	$5.55-$7.14
$200,000 to $250,000	10,000	$6.66-$7.14
More than $250,000	10,000 + Board Seat	$7.14-$9.25

For example, if an Investor invests $75,000 in the Offering, that Investor will receive 10,500 Shares - which is equal to a $75,000 Investment amount or 7,500 shares plus 3,000 bonus shares or 3,000 bonus shares.

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19

or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering

during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which investors can resell their Shares may not develop.
There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities

can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, five individuals own 100% of outstanding voting Shares of the Company. These security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These security holders may have Shares that are different from yours. For example, these individuals may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these individual security holders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $10.00 per interest by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $75,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $1,235,000 through the sale of up to 123,500 shares of Class B Common Stock, based on a valuation of $75,000,000. This funding will allow for the synchronization of Artificial Intelligence (Deep Learning) into household television to assist users with the management of disparate streaming services and the curation of desirable/acceptable programming for the family.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Robin Ross Cooper	Class A Common Stock	5,000,000	56.8%	56.8%
Michael Beatty	Class A Common Stock	1,800,000	20.5%	20.5%
Other Shareholders	Class A Common Stock	2,000,000	22.7%	22.7%

Classes of Securities of the Company

Channel Islands Pictures, Inc. ("Channel Islands," the "Company," "we," "us," or "our"), is offering an amount of $100,000 (the "Target Offering Amount") and up to a maximum amount of $1,235,000 (the "Maximum Offering Amount") of 123,500 Shares of Class B Common Stock at $10.00 per Share[1], par value $0.01 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Offering will be terminated no later than February 28, 2024 (the "Offering Deadline"). The Company has 10,000,000 authorized Shares of Class A Common Stock and 10,000,000 authorized shares of Class B Common Stock. As of the date of this Offering, 8,800,000 Shares of Class A Common Stock were issued and outstanding in the Company. Prior to the Offering, 56.8% of Class A Common Stock shares are issued to Ross Cooper, CEO, and 20.5% of Class A Common Stock shares are issued to Michael Beatty, CFO.

The Company is offering 123,500 Class B Shares at $10.00 per Share, par value $0.01 per share (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 8,923,500 Common Shares issued in the Company with the Shares sold through this Offering equaling 1.38% ownership of issued Shares in the Company post offering. Upon completion of the Maximum Offering,

[1] The Company is offering Bonus Shares as part of the Offering. The amount of Shares issued and the price per Share stated in "Classes of Securities of the Company" is not inclusive of the Bonus Share Program. See "Bonus Share Program."

123,500 shares of Class B Common Stock will be issued and outstanding. The Shares sold are Common Shares that have no standard voting rights within the Company.

Outstanding Capital Stock:
The company founders hold Class A Common Stock which carries one vote per share. The Reg CF investors will purchase Class B Common Stock which, while identical on an economic perspective, carry no voting rights.

The company founders have no anti-dilution rights. All stockholders will be diluted pro rata.

Valuation

Valuation is determined by way of quantitative analysis and insight, while leveraging industry data including the analysis of the competitive landscape.

Additional Issuance
The company founder's shares will not limit, dilute or qualify the Reg CF shares; provided that if the company raises additional money or issues additional shares or stock options, all stockholders will be diluted pro rata.

As noted above, the company may issue additional shares or stock options from time to time which can result in dilution to all stockholders.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related party transactions must be approved by a majority of disinterested directors, majority of disinterested stockholders or be fair and reasonable under Delaware General Corporate law which mitigates the risk to stockholders of the company. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

  (1) to the Issuer;
  (2) to an accredited investor;
  (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
  (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes

comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Class __ Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The company does not have any debt as of the date of the offering.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? ☒ Yes ☐ N

Channel Islands Pictures - Interest Accrual Schedule

Convertible Note Holder	Amount	Date of Deposit	Number of Shares (upon conversion)	Interest Accrued by 3/31/23
Allison Turner	$3,000	8/12/22	6,000	$189.86
Craig Turner	$2,500	8/3/22	5,000	$164.38
Joseph Bianchi	$5,000	8/15/22	10,000	$312.33
Lewis Bianchi	$5,000	8/16/22	10,000	$310.96
Mathew Simone	$13,000	6/23/22	26,000	$1,000.82
Tony Gabriola	$5,000	9/9/22	10,000	$278.08
Jason and Lana Doughty	$5,000	9/29/22	10,000	$250.68
Matt and Marni Feldman	$5,000	9/29/22	10,000	$250.68
TJ Klay and Eloise Kooima	$10,000	10/23/22	20,000	$435.62
Phil and Ellen Cote	$5,000	10/31/22	10,000	$206.85
Elaine Kooima	$10,000	11/4/22	20,000	$402.74
Marty and Cheryl Wright	$10,000	12/2/22	20,000	$326.03
Dan Wilsford Trust	$21,500	12/8/22	43,000	$665.62
Jacob Wright	$10,000	12/8/22	20,000	$309.59
Phil and Didi Hardley	$2,500	12/14/22	5,000	$73.29
Totals:	$112,500		225,000	$5,177.53

Data Points:		
Initial Date of Offering:	6/1/22	
Maturity Date for this series of Notes	3/31/23	
Interest Rate (If no conversion)	10% on Loan Amount	
Security type this will convert into:	Shares of Common Stock	
Conversion Trigger	Lender's Decision - Cash or Stock by 12/31/2022 extended to 3/31/2023	
Price Per Share upon Conversion	$.50 (Fifty Cents)	
Valuation Cap	$75 million pre-money	
Other material rights (if any)	None	
Use of Proceeds	Payroll and expenses for Reg-CF round	

MANAGEMENT DISCUSSION AND ANALYSIS

Channel Islands Pictures, Inc. was incorporated in March of 2022 to exploit a patent portfolio developed by the company's CEO, (Robin) Ross Cooper after the sale of the company he single-handedly founded in the year 2000 named Verimatrix. Since the buyer of Verimatrix had no interest in what Mr. Cooper believed is the next generation of in-home television viewing, he was free to file new patent applications with a goal of launching a new company that will be properly positioned to monetize artificial intelligence once it intersects with in-home television viewing.

Since the sale of Verimatrix was a major event within the television technology industry (at almost $140 million), Mr. Cooper was paid a significant amount of money for his shares of stock and other members of the Channel Islands Pictures Management team also received large cash disbursements for their shares as well. To date, more than $1 million has already been invested in Channel Islands Pictures by the company founders, however there are still cash reserves that total $575,000 (five hundred and seventy-five thousand dollars) that are being kept in a money market account at Barclays Bank (managed by First Gibraltar Capital) that can be accessed if needed.

It is important to note that all of the company's patented technology solutions are currently "In Development" and have not been officially released to the general public, so there will be no revenues to report by the time of the Reg-CF offering. At the same time, the single most difficult technology platform has been informally launched for beta testing in several homes. This refers to the in-home artificial intelligence network that automatically registers new streaming television services and cancels unused streaming services to deliver the best possible content titles (for each person in the home) at the lowest cost. The company plans to roll-out this AI-Television system to senior homes and senior communities around the United States until approximately one million homes are being served (with the majority being happy users).

An extraordinary effort was expended in both writing large patent applications and getting all technology solutions defined correctly. It is believed the portfolio is extraordinarily valuable as the disclosures not only define all networks, connections, and systems, but accurately predict future needs (as far as can be determined at this time).

All patent disclosures assume artificial intelligence will become an important component in households (as AI is today on each individual streaming platform). Consumers are often unwilling to spend significant amounts of time managing disparate streaming services when they can be effectively managed by AI. For anyone reviewing the portfolio of patent applications, they will see numerous AI systems and networks that connect to one another for superior in-home media management.

Since in-home AI-Television management and processing is extremely difficult to achieve, it is the first of many technology solutions that will be deployed (starting with senior communities as described above) over the next few years. The other technology solutions will be developed concurrently as follows: 1) Wiggle Room – a downloadable app that syncs with streaming television ads to deliver rewards from advertisers directly to users by way of the streaming service's "Who's Watching" facility. 2) iRemote – providing a next generation remote control unit that operates on smart phones (and tablets) that enhances the streaming television management, navigation, and curation. QBonds (or insured bonds) that allow users to safely invest in movies and television shows they will be watching soon. The insurance provided by these bonds protects users from losing their principal investments (which would otherwise cause large numbers of potential investors to abandon or otherwise ignore future financing opportunities). 4) Direct2Mobile – a mobile "broadcasting" technology that transmits "bits" of movies and television shows to potentially millions of people who live in poor communities with "No Data Charges" of any kind. These "bits" are saved within the local storage in their mobile devices. Shows are broadcast numerous times until all "bits" are received on each device. Once all "bits" are received, a verification is performed to assure the presence of all audio/video data. Upon receiving proper verification, the mobile device is "pinged" and the user is notified that a new show can be "played" locally from storage (and not through the mobile network that would otherwise require the consumption of data minutes). Finally, the user can delete the media title once it has been "played" to make room for new titles. 5) Finally, the Symbiotic Media Exchange and the Multi-Language Versioning technologies are advanced global television infrastructure systems that will most likely become more relevant to the television supply chain as streaming television networks mature over time.

Although all these technologies represent highly attractive opportunities to generate revenues from global television viewers and advertisers, most likely the best outcome is to find a huge corporation that would like to exploit to company's AI-TV focused systems and networks and sell the entire company to such a huge corporation. This strategy causes the focus to shift away from massive deployments to more measured deployments with significant success milestones achieved along the way.

Although the company has some of its own investment capital (currently deposited in Barclays Bank as described above), the Crowd Funding approach has been selected as the best methodology for fund-raising as it is expected non-accredited investors will understand and appreciate the story (of improving streaming television from inside the home and not just running from one or more streaming services), and they will invest as they are able. The opposite approach is to find venture capital, however, the market for venture capital is not advantageous for a company such as Channel Islands Pictures at this time (due to it being "pre-revenue"), and such an effort could require months/years to find one or more willing candidates.

It is important to note that a potential buyer of the company would be more interested in futuristic systems, networks, and technologies (with happy users) than simply achieving pre-defined revenue targets (as such a buyer is better equipped to "scale" the technology than the company). Therefore, the company will focus more of its attention on creating excellent products and services rather than generating the maximum amount of revenues in the company's early months/years.

The company was incorporated in the State of Delaware on March 1st of 2022 and by June the company management determined the best way to raise seed capital is by way of Crowd Funding as it is well known venture capital sources today are primarily focused on growth capital opportunities rather than pure startups (with a few notable exceptions). By August of 2022, it was decided that some early capital should be raised for the purposes of launching the Reg-CF, therefore, several convertible notes were sold. It is important to note these convertible notes were sold quickly and easily to investors who have knowledge of the company, its founders, and its product offerings. It is assumed these same investors will also participate in the Reg-CF round not to mention others who are familiar with the founders and their past successes.

Regarding the founder's past experiences, there have been multiple successful "exists" of previous companies and many satisfied investors including sizable venture capital companies. The current plan for the company is to complete the Reg-CF program with a target of raising $1,235,000 and then register for a Reg-A to raise an additional $5 million all before the close of this year (2023), for a total (maximum) raise of $6,235,000 before the end of 2023.

Regarding any uncertainties in the market (streaming, AI, and other crucial technologies), the shift in the greater television market appears to support the company's hypotheses (i.e., the need for in-home AI management) and it appears the company's plans should prove to be correct over time.

Regarding the company's management, all senior personnel have a long history of success in the television technology industry and are well equipped to launch a new company that combines artificial intelligence with in-home streaming television management systems. In fact, a few of the company's founders are well-known by name if not reputation (or work product) within the larger motion picture industry.

The two most important milestones for the company are: 1) the deployment of in-home AI-television management systems and 2) Wiggle Room a (get-paid-to-watch-ads-on-streaming-television) system that is scheduled for its initial awareness campaign by August of 2023 (on a large streaming service owned and operated by NBC/Universal named Peacock).

Regarding near-term challenges: The company will soon begin hiring in-house personnel and outside contractors to achieve its stated goals. Hiring can always bring unknowns (both good and bad), however it will be important for the company to hire the best available personnel.

Note: At the time of the company's Reg-CF launch, there will be many senior ex-television technology experts looking for work due to massive layoffs that have taken place in late 2022 and early 2023. This is a propitious development of which the company intends to take full advantage.

Regarding longer-term challenges: The company will attempt to work with one or more industry behemoths (such as Alphabet, Amazon, Microsoft, Meta, and others) to exploit any potential symbiosis. It is believed a business relationship with any of these companies will bring high-profile recognition to the company and can likewise help these companies begin to leverage in-home AI systems for media delivery and monetization. Most likely by the end of 2023, discussions will begin taking place with at least one of these large corporations by way of banking organizations such as Ernst and Young, Goldman Sachs or others. Note: Discussions with Ernst and Young are already in progress.

Regarding expectation of current personnel (based on the historical success of founding team), it is expected the company will promote itself heavily soon after the launch of the Reg-CF. A separate (industry-focused) campaign that expresses the company's desire to sell its patents, systems and technologies should ensure with the goal of leading to an eventual merger or acquisition with a large like-minded company.

Regarding the company's use of proceeds and cash flows, it plans to hire the best possible team quickly with a goal of achieving deployment targets as described above (with many happy customers). Such quick growth will most likely attract a great deal of attention within the larger industry which should result in one or more candidates for an M&A before the end of 2023. By the end of 2023, it is expected that both the Reg-CF and Reg-A investment capital will be finalized (and deposited into the company's bank account), however funds could be exhausted before the end of 2024. Therefore, all efforts will be applied to growing the company quickly and finding and M&A candidate before the end of 2023. Regarding other forms of financing, business lines of credit will be obtained, and strategic investors will be invited to make investments in exchange for board seats and other consideration. These additional resources will help the company to focus on developing its products and finding M&A candidates as described above.

Final disclosures: It is well-known that both good things and bad things can happen to any company, with or without notice, however streaming television appears to be the "New Normal" around the world and current-day offerings needs to be significantly enhanced as too much burden is placed on users (registering, passwords, navigation, etc.) Well thought-out networks, systems and apparatuses that solve problems related to streaming television management should be an important opportunity as we move well into the 2020s, however things can go wrong such as natural disasters, wars, end-of-life scenarios for key personnel and other risk scenarios (foreseen and unforeseen) that need to be considered.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	5%	$12,500	5%	$61,750
Research and Development	35%	$87,500	35%	$432,250
Executive Personnel	15%	$37,500	15%	$185,250
Sales	15%	$37,500	15%	$185,250
Office Expenses	10%	$25,000	10%	$123,500
Marketing and Promotion	10%	$25,000	10%	$123,500
Legal	5%	$12,500	5%	$61,750
Customer Support	5%	$12,500	5%	$61,750
Total	100%	$250,000	100%	$1,235,000

*Andes Capital, LLC shall take a one percent (1%) equity stake in the Company and five percent (5%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

CURRENT BALANCE SHEET

Channel Islands Pictures
Balance Sheet Standard
As of December 31, 2022

02/23/23

	Dec 31, '22
ASSETS	
Current Assets	
Checking/Savings	
1000 – Chase	11,894.23
Total Checking/Savings	11,894.23
Total Current Assets	11,894.23
TOTAL ASSETS	11,894.23
LIABILITIES & EQUITY	
Equity	
6000 – Invested Capital	132,720.00
Net Income	–120,825.77
Total Equity	11,894.23
TOTAL LIABILITIES & EQ…	11,894.23

Channel Islands Pictures
Profit and Loss Standard
January through December 2022

	Jan – Dec '22
Ordinary Income/Expense	
Income	
Sales – Support and Mainten...	–14.82
Total Income	–14.82
Gross Profit	–14.82
Expense	
5150 – Meals and Entertainm...	953.36
5178 – Bank Service Charges	332.00
5190 – Automobile Expense	358.50
5290 – Postage	24.65
5400 – Computer and Internet	1,405.52
5500 – Professional Fees	115,158.95
Advertising and Promotion	2,500.00
Travel Expense	77.97
Total Expense	120,810.95
Net Ordinary Income	–120,825.77
Net Income	–120,825.77

Channel Islands Pictures
Balance Sheet Standard
As of January 31, 2023

	Jan 31, '23
ASSETS	
Current Assets	
Checking/Savings	
1000 – Chase	9.40
Total Checking/Savings	9.40
Total Current Assets	9.40
TOTAL ASSETS	9.40
LIABILITIES & EQUITY	
Equity	
6000 – Invested Capital	132,720.00
Retained Earnings	−120,825.77
Net Income	−11,884.83
Total Equity	9.40
TOTAL LIABILITIES & EQ...	9.40

CHANNEL ISLAND PICTURES INC.

FINANCIAL STATEMENTS
FROM INCEPTION (MARCH 1, 2022) YEAR ENDED SEPTEMBER 21, 2022
(Unaudited)

Channel Islands Pictures
Profit and Loss Standard
January 2023

	Jan '23
Ordinary Income/Expense	
Expense	
5150 – Meals and Entertain...	138.99
5178 – Bank Service Charges	15.00
5190 – Automobile Expense	134.15
5290 – Postage	13.00
5400 – Computer and Intern...	457.47
5500 – Professional Fees	10,600.00
Travel Expense	526.22
Total Expense	11,884.83
Net Ordinary Income	−11,884.83
Net Income	−11,884.83

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Chanel Island Pictures Inc.
La Mesa, California

We have reviewed the accompanying financial statements of Chanel Island Pictures Inc. (the "Company,"), which comprise the balance sheet as of September 21, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (March 1, 2022) to September 21, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 26, 2022
Los Angeles, California

BALANCE SHEET
(UNAUDITED)

As of September 21,		**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	1,640
Total current assets		**1,640**
Total assets	**$**	**1,640**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities		**-**
STOCKHOLDERS EQUITY		
Common Stock		75,000
Subscription receivables		(28,280)
Retained earnings/(Accumulated Deficit)		(45,080)
Total stockholders' equity		**1,640**
Total liabilities and stockholders' equity	**$**	**1,640**

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (March 1, 2022)	September 21, 2022
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	45,080
Total operating expenses	45,080
Operating income/(loss)	(45,080)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(45,080)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (45,080)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Subscription receivables		Retained earnings/ (Accumulated Deficit)		Total Shareholders' Equity	
	Shares	Amount						
Inception date March 1, 2022	-							
Issuance of Restricted Stock	7,500,000	$75,000	$	(28,280)			$	46,720
Net income/(loss)	-	-			$	(45,080)		(45,080)
Balance—September 21, 2022	**7,500,000**	**$75,000**	**$**	**(28,280)**	**$**	**(45,080)**	**$**	**1,640**

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (March 1, 2022)		September 21, 2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(45,080)
Changes in operating assets and liabilities:		
Account receivables, net		-
Accounts Payable		-
Net cash provided/(used) by operating activities		**(45,080)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceed from issuance of common stock		46,720
Net cash provided/(used) by financing activities		**46,720**
Change in cash		1,640
Cash—beginning of year		-
Cash—end of year	$	**1,640**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Chanel Island Picture Inc. was incorporated on March 1, 2022, in the state of Delaware. The financial statements of Chanel Island Picture Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in La Mesa, California.

Channel Islands Pictures Inc. is a hardware/software engineering company that has extensive experience (20 years+) in global television technologies. After the successful sale of the company Verimatrix Inc. in 2019, the founding members (of Verimatrix) began writing a portfolio of patent disclosures that define the next generation of streaming television management. The resulting seven patent disclosures define how artificial intelligence will greatly assist households with the processes of locating attractive media content titles and keeping monthly bills as low as possible. It is most likely the case that Channel Islands Pictures owns the majority of the world's patent disclosure regarding Artificial Intelligence for television and without Channel Islands Pictures' intellectual property, AI for TV won't work.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 21, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

Chanel Island Pictures Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from monthly subscription revenue (70%), advertising revenue (15%), ancillary product/service revenue (10%) and pooled investment revenue (5%)

Cost of sales

Costs of goods sold include the cost of "plug-in" HDMI Stick (or small set-top-box) that includes shipping costs.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 26, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 7,500,000 shares of Common Stock with a par value of $0.01. As of September 21, 2022, 7,500,000 Common Stock have been issued and are outstanding.

4. SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at March 1, 2022	-	$ 0.00	-
Granted	7,500,000	$ 0.00	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at September 21, 2022	7,500,000	$ 0.00	9.58

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expenses calculated under the fair value method for shares expected to vest as of September 21, 2022, was approximately $59,439.

5. DEBT

The company had no debt outstanding as of September 21, 2022.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 21, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 21, 2022, through September 26, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B: SUBSCRIPTION PROCESS

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933 (THE SECURITIES "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

CHANNEL ISLANDS PICTURES, INC.
10605 Queen Ave.
La Mesa, CA 91941
Attn: Robin Ross Cooper, CEO

Ladies and Gentlemen:

The undersigned understands that CHANNEL ISLANDS PICTURES, INC., a corporation organized under the laws of Delaware (the "Company"), is offering **a minimum of 10,000 and up to 220,500 of non-voting shares of Class B Common Stock** of the Company (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C (the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act (this "Offering").

1 Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2 Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3   <u>The Closing</u>. The closing of the purchase and sale of the Securities (the "Closing") shall take place at such time and place as the Company may designate by notice to the undersigned.

4   <u>Payment for Securities</u>. Payment for the Securities shall be received by the "Escrow Agent" from the undersigned by payment of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto (the "Purchase Price"). Upon the Closing, the Escrow Agent shall release such funds to the Company.

5   <u>Representations and Warranties of the Company</u>. As of the Closing, the Company represents and warrants that:

   a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

   b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and non-assessable, and will conform in all material respects to the description thereof set forth in the Form C.

   c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

   d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6   Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

   a)   General.

    i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii.   The undersigned is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv.   Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

   b)   Information Concerning the Company.

    i.   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of its affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

    iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii.   Undersigned has up to 48 hours before the closing of undersigned's investment, to cancel the purchase and get a full refund.

c)   No Guaranty. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d)   Status of Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7.   <u>Conditions to Obligations of the Undersigned and the Company</u>. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 being true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8.   <u>Future Offerings under Regulation A of the Act</u>. In the event the Company elects to make an offering of securities (a) of the same class as the Securities, or (b) securities that the CEO, in its sole discretion, determines to be the economic equivalent of the Securities ("Equivalent Securities") under Regulation A of the Act, the undersigned agrees that, at the sole discretion of the CEO, the Securities (or some portion of the Securities) may be exchanged for an equivalent number of securities of the same class or Equivalent Securities of the Company, at no cost to the undersigned. The undersigned agrees to provide any information necessary to effect such exchange, and to hold the securities issued under Regulation A in the manner prescribed in such offering, including holding the securities to be issued in "street name" in a brokerage account. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the CEO.

9.   <u>Revisions to Manner of Holding</u>. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act, and to take any and all actions determined by the CEO in good faith to be advisable to transfer the Securities held by the undersigned into a special purpose vehicle or other entity designed to aggregate the interests of holders of the Securities. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange, or take such actions, in a timely manner, the Company may repurchase the Securities at a price to be determined by the CEO.

10.   <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable.

11 .   <u>Waiver Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12.   <u>Assignability</u>. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13.   Waiver of Jury Trial. **THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.**

14.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15.   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18.   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses for the respective parties set forth on the signature pages hereto (or to such other address as either party shall have specified by notice in writing to the other at the addresses).

19.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22.   Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties have executed this agreement as of _____.

Number of Shares: _____

Aggregate Purchase Price: $_____

Subscriber or Entity Name: _____ (Investor Name)

Title: _____

Signature: _____

Read and Approved: _____ (for IRA use only)

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

COMPANY:

CHANNEL ISLANDS PICTURES, INC.

Name: _____

Title: _____

Signature: _____





EXHIBIT C: ARTICLES OF INCORPORATION

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CHANNEL ISLANDS PICTURES INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF FEBRUARY, A.D. 2023, AT 7:51 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6646672 8100
SR# 20230794560

Authentication: 202817526
Date: 03-01-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CHANNEL ISLANDS PICTURES INC.

Channel Islands Pictures Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

1.   The name of the Corporation is Channel Islands Pictures Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 1, 2022.

2.   This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3.   The text of the Certificate of Incorporation of the Corporation is amended and restated to read as set forth in **Exhibit A** attached hereto.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation, on February 27, 2023.



Robin Ross Cooper,
President and Chief Executive Officer

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CHANNEL ISLANDS PICTURES INC.**

ARTICLE I.

The name of this corporation is Channel Islands Pictures Inc. (the "**Corporation**").

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, County of Sussex 19958. The name of the registered agent at that address is Harvard Business Services, Inc.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV.

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 20,000,000, consisting of 10,000,000 shares of Class A Common Stock, $0.01 par value per share (the "**Class A Common Stock**"), and 10,000,000 shares of Class B Common Stock, $0.01 par value per share (the "**Class B Common Stock**").

Upon the effectiveness of the filing of this Amended and Restated Certificate of Incorporation, every share of the Corporation's common stock outstanding immediately prior to the date of the filing of this Amended and Restated Certificate of Incorporation, shall be changed and reclassified into one (1) share of the newly created Class A Common Stock, which shares shall be fully paid and nonassessable shares.

Except as otherwise provided herein or by applicable law, the holders of the Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held on all matters submitted to a vote or for the consent of the stockholders of the Corporation and the holders of the Class B Common Stock shall not be entitled to vote, except as provided by law.

Subject to the foregoing provisions of this Article IV, and except as otherwise provided herein, the Class A Common Stock and the Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

ARTICLE V.

A director of the Corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law of the State of Delaware is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VI.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE VII.

Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII.

The number of directors which shall constitute the whole Board of Directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the Bylaws of the Corporation or in an amendment thereof duly adopted by the Board of Directors of the Corporation or by the stockholders of the Corporation.

ARTICLE IX.

Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.

ARTICLE X.

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

Secretary of State
Division of Corporations
Delivered 04:16 PM 03/01/2022
FILED 04:16 PM 03/01/2022
20220831548 - File Number 6646672

CERTIFICATE OF INCORPORATION
OF
Channel Islands Pictures Inc.

FIRST: The name of the corporation is: Channel Islands Pictures Inc. (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The Corporation is authorized to issue a total number of shares of 7,500,000 shares having a par value of $0.0100000 per share. All shares shall be common shares and of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors (the "Board"), and the directors comprising the Board (the "Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., the mailing address of which is 16192 Coastal Highway, Lewes, Delaware 19958.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this March 01, 2022.

Signed and Attested to by: *Michael J. Bell*

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President



STATEMENT OF INCORPORATOR

****

IN LIEU OF ORGANIZATIONAL MEETING
FOR
Channel Islands Pictures Inc.
March 1, 2022

We, Harvard Business Services, Inc., the incorporator of Channel Islands Pictures Inc. -- a Delaware Corporation -- hereby adopt the following resolution:

Resolved: That the Certificate of Incorporation of Channel Islands Pictures Inc. was filed with the Secretary of State of Delaware on March 1, 2022.

Resolved: That on March 1, 2022 the following persons were appointed as the initial directors of the Corporation until their successors are elected and qualify:

Robin Ross Cooper

Resolved: That the bylaws included with this resolution are the initial bylaws approved by the incorporator.

Resolved: That the Secretary of the Company is hereby authorized and directed to execute a certificate of adoption of the bylaws or repeal the initial bylaws and create a custom set of bylaws to be adopted and approved by the directors.

Resolved: The powers of this incorporator are hereby terminated, and said incorporator shall no longer be considered a part of the body corporate of the above named corporation.

This resolution shall be filed in the minute book of the company.

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President

*** This document is not part of the public record. Keep it in a safe place. ***

EXHIBIT D: BYLAWS

BY-LAWS

OF

Channel Islands Pictures Inc.

(the "Corporation")

A DELAWARE CORPORATION

ARTICLE I - REGISTERED AGENT AND REGISTERED OFFICE

Section 1. Registered Office; Registered Agent: The registered office of the Corporation in the State of Delaware shall initially be 16192 Coastal Highway, in the city of Lewes, County of Sussex. The Board of Directors may determine to change such registered office of the Corporation in the State of Delaware in its discretion. The registered agent initially in charge thereof shall be Harvard Business Services, Inc. until such agent resigns or is removed by the Board of Directors.

Section 2. Other Offices: The Corporation may also have offices in such other States or jurisdictions as the Board of Directors may from time to time designate.

ARTICLE II - SEAL

Section 1. Corporate Seal: The Corporate Seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware" or "Seal Delaware". The Board of Directors may define any additional features of the Seal or amend any features not required for such a Seal under the Delaware General Corporation Law (the "DGCL"), in its discretion. The Seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

ARTICLE III - STOCKHOLDERS MEETINGS

Section 1. Place of Meetings: Meetings of stockholders may be held at any place, either within or without the State of Delaware and the United States, as may be selected from time to time by the Board of Directors. In the discretion of the Board of Directors, meetings may also be held by means of telephonic, video, or other remote communication whereby each party can hear and be heard by the other parties as may be designated from time to time by a resolution of the Board of Directors and as set forth in the notice for the relevant meeting.

Section 2. Annual Meetings: The annual meeting of the stockholders for the election of members of the Board of Directors (each a "Director") and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the stockholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have for the purposes of these By Laws or otherwise all the force and effect of an annual meeting.

Section 3. Special Meetings: Special meetings of the stockholders may be called at any time by the President, a resolution of the Board of Directors, or by stockholders entitled to cast at least one-fifth (1/5) of the votes which all stockholders are entitled to cast. Upon written request to the Corporation of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date, place and time of the meeting, and to give due notice thereof to all the persons entitled to vote at the meeting. Business at all special meetings shall be confined to the objects stated in the notice of the meeting and the matters immediately germane thereto.

Section 4. Notice of Meetings: Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting or the specific details for accessing a meeting held through any remote means of communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten (10) days nor more than sixty (60) days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date set forth such purpose. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the Corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may also be effectively provided by means of electronic transmission (meaning an "Electronic Transmission" in accordance with Section 232 of the DGCL. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 5. Adjournment: Any meeting of the stockholders, annual or special, may be adjourned from time to time by a vote of the majority of the shares present to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 6. Quorum: A majority of the outstanding shares of the Corporation entitled to vote at a given meeting, represented in person or by proxy, shall constitute a quorum at such meeting of stockholders. If less than a majority of the outstanding shares entitled to vote at such meeting is represented at a meeting, a majority of the shares so represented may adjourn the meeting as set forth above in Section 5 at any time without further notice.

Section 7. Voting; Proxies: Unless otherwise required by law or the Certificate of Incorporation, the election of Directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these By-Laws, any matter, other than the election of Directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy or by a transmission permitted by Section 212(c) of the DGCL, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the

Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. The Corporation shall not directly or indirectly vote any share of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

Section 8. <u>Consent In Lieu of Meetings:</u> Any action required to be taken at any annual or special meeting of stockholders of a Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (including one provided through Electronic Transmission), setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. <u>Setting the Record Date:</u> In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting: (a) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (b) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 10. <u>List of Stockholders:</u> The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10nth) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten (10) days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten (10) days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 11. Conduct of Meetings: The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the President, or in his or her absence or inability to act, the person whom the President shall appoint, shall act as chairman of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint to serve as secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

ARTICLE IV - DIRECTORS

Section 1. Board Management: The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The Board of Directors shall consist of such number of persons as the Board of Directors shall determine from time to time, in its discretion. In the absence of the Board of Director's determination to change such number, the Corporation shall have three (3) Directors. Each Director shall hold office until a successor is duly elected and qualified or until the Director's earlier death, resignation, disqualification, or removal. Any Director may resign at any time by notice given in writing (including through Electronic Transmission) to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified. Verbal resignation shall not be deemed effective until confirmed by the Director in writing (including through Electronic Transmission) to the Corporation. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of Directors may remove any Director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 2. Regular Meetings: Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3. Special Meetings: Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors on five (5) days' notice to all Directors, either personally or by mail, courier service, or through Electronic Transmission; special meetings may be called by the President or

Secretary in like manner and on like notice by written request (including by request through Electronic Transmission) to the Chairman of the Board of Directors.

Section 4. <u>Telephonic or Web Meetings:</u> Board of Director's meetings or committee meetings, regular or special, may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard, as may be determined by the Board of Directors. Attendance by a Director in a meeting through the relevant media pursuant to this Section 4 shall constitute presence in person at such meeting.

Section 5. <u>Quorum:</u> A majority of the total number of Directors shall constitute a quorum of any regular or special meetings of the Directors for the transaction of business.

Section 6. <u>Voting:</u> Except as otherwise expressly required by these By-Laws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. <u>Consent In Lieu of Meeting:</u> Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing (including through Electronic Transmission), and the consents are filed with the minutes of proceedings of the Board of Directors or committee in accordance with the DGCL.

Section 8. <u>Board Committees:</u> The Board of Directors may designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by the DGCL, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article IV.

Section 9. <u>Compensation:</u> Directors may receive equity compensation or such fees as the Board of Directors may determine from time to time. In addition, a fixed sum per Board of Directors or committee meeting and any expenses of attendance may be allowed for attendance at each regular or special meeting. Nothing herein contained shall be construed to preclude any director from serving the Corporation as an officer or employee and receiving compensation therefore.

ARTICLE V - OFFICERS

Section 1. <u>Executive Officers:</u> The executive officers of the Corporation shall be chosen by the Board of Directors. The initial officers shall be: President, Secretary, and Treasurer. The Board may choose one or more Vice Presidents and such other officers as the Board of Directors shall deem necessary, and may delegate the selection of lesser officers to one or more executive officers of the

Corporation. The Board of Directors may also choose a Chairman from among its own members. Any number of offices may be held by the same person, including a Director.

Section 2. <u>Salaries:</u> Salaries of all officers and agents of the Corporation shall be determined and fixed by the Board of Directors. The primary terms of such officers' and agents' compensation, responsibilities, obligations and other terms of employment shall be set forth in an employment agreement between the officer and the Corporation.

Section 3. <u>Term of Office:</u> Subject to the terms of any employment agreement between the Corporation and the officers, the officers of the Corporation shall serve at the pleasure of the Board of Directors and shall hold office until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever, in its judgment, the best interest of the Corporation will be served thereby.

Section 4. <u>President:</u> The President shall be chief executive officer of the Corporation, shall preside at all meetings of the stockholders, and shall have general and active management of the business of the Corporation. He or she may be an ex officio member of all committees if provided for by the Board of Directors, and shall have the general power and duties of supervision and management, the scope of which shall be set by the Board of Directors.

Section 5. <u>Secretary:</u> The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and act as clerk thereof, and record all votes of the Corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all the committees of the Board of Directors when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and such other duties as may be prescribed by the Board of Directors or President, under whose supervision shall be. He or she shall keep in safe custody the Seal of the Corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it.

Section 6. <u>Treasurer:</u> The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall keep the moneys of the Corporation in a separate account to the credit of the Corporation. He or she shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and Directors, at the regular meetings of the Board or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

Section 7. <u>Delegation; Customary Powers:</u> In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any Director. Each officer of the Corporation shall have in addition to the duties and powers specifically set forth herein such duties and powers as are customarily incident to such officer's office, and such duties and powers as may be designated from time to time by the Board of Directors.

ARTICLE VI - CORPORATE RECORDS

Section 1. <u>Maintenance of Records:</u> Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The Corporation shall soconvert any records so kept upon the request of any person entitled to inspect such records pursuant toapplicable law.

Section 2. <u>Inspection Rights:</u> Any stockholder of record, in-person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders, and its minute of Stockholder meetings for the past two (2) years. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office or at its principal place of business.

ARTICLE VII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. <u>Certification of Shares:</u> The shares of stock of the Corporation may or may not be represented by certificates; the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section 2. <u>Transfers:</u> Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws. Any transfer of stock by a stockholder must be made in compliance with the Securities Act of 1933, as amended, as well as similar state securities laws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the President or the Treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 3. <u>Lost Certificates:</u> The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 4. Dividends: Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 5. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE VIII - INDEMNIFICATION AND ADVANCEMENT

Section 1. Definitions: Solely for purposes of this Article VIII, the following terms shall have the definitions set forth below:

(a) "Disinterested Director" means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding.

(b) "Expenses" means all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding.

(c) "Non-Officer Employee" means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(d) "Officer" means any person who serves or has served the Corporation as an officer appointed by the Board of Directors of the Corporation;

(e) "Proceeding" means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative.

Section 2. Indemnification of Directors and Officers: Subject to the operation of Section 4 of this Article VIII, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment) against any and all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such Director or Officer or on such Director's or Officer's behalf in connection with any threatened, pending or completed Proceeding or any claim, issue or matter therein, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director's or Officer's status or conduct as such, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

Section 3. <u>Indemnification of Non-Executive Employees</u>: Subject to the operation of Section 4 of this Article VIII of these By-Laws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such Non-Officer Employee or on such Non-Officer Employee's behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee's status or conduct as such, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized by the Board of Directors of the Corporation.

Section 4. <u>Good Faith</u>: Unless ordered by a court, no indemnification shall be provided pursuant to this Article VIII to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

Section 5. <u>Advancement of Expenses to Directors Prior to Final Disposition</u>:

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director's Corporate Status within ten (10) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within ten (10) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article VIII shall not be a defense to the action and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of Expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

Section 6. Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition:

(a) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer and Non-Officer Employee in connection with any Proceeding in which such is involved by reason of such person's status and/or actions as such upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer and Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of Expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such Expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

Section 7. Contractual Nature of Rights:

(a) The foregoing provisions of this Article VIII shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article VIII is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any Proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article VIII shall not be a defense to the action and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

ARTICLE IX - AMENDMENTS

Section 1. These By-Laws may be supplemented, amended, or repealed by the Board or by a vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose; provided, that (a) the Board of Directors may not alter, amend or repeal any provision of these By Laws which under the DGCL, by the Certificate of Incorporation or by these By Laws requires action by the stockholders and (b) any alteration, amendment or repeal of these By Laws by the Board of Directors and any new By Law adopted by the Board of Directors may be altered, amended or repealed by the stockholders as set forth in this Section.

ARTICLE X - MISCELLANEOUS PROVISIONS

Section 1. <u>Checks:</u> All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. <u>Fiscal Year:</u> The fiscal year of the Corporation shall be the calendar year, unless otherwise determined by the Board of Directors.

Section 3. <u>Delaware Chancery Forum Selection:</u> Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any Director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these By-Laws or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Section 4. <u>Notice:</u> Whenever notice is required to be given to any person by these By-Laws, such notice shall be deemed given effectively if given in person, by mail addressed to such person at such person's address as it appears on the records of the Corporation, by facsimile, or by any means of Electronic Transmission.

Section 5. <u>Waiver of Notice:</u> Whenever any written notice is required by these by-laws, a waiver thereof in writing, signed by the person or persons entitled to such a notice, whether before or after the time stated therein, including a communication sent by means of Electronic Transmission bearing the name of the person or persons entitled to notice, shall be deemed equivalent to the giving of such notice. Attendance of a person either in person or by proxy at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was unlawfully convened.

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EXHIBIT E: FORWARD BUSINESS PLAN

Channel Islands Pictures, Inc.

Executive Summary

November 8, 2022

Channel Islands Pictures is a software/hardware development company focused on global television technologies. The senior company executives were the same group responsible for launching the highly successful Verimatrix (that sold in 2019 for almost $140 million). Verimatrix is a leading provider of encryption and watermarking technologies for television with customers in virtually every part of the world.

Channel Islands Pictures created a portfolio of seven patented technologies that will most likely global change television viewing by introducing artificial intelligence networks and "Deep Learning" into individual households. Patented systems and technologies include (but are not limited to):

AI-Television: Management of streaming platforms and curation of desirable titles across virtually all media platforms available on the internet.

Wiggle Room: Downloadable app that allows television advertisers to "push" valuable rewards and incentives to users while they're watching the advertiser's commercial on TV.

QBonds: Allows users to invest in upcoming movies and television shows using an ***insured bond*** structure. The user's principal investment is insured against loss, allowing users to be comfortable making investments in new productions.

Symbiotic Media Exchange: Exchange network that allows for the global trading of QBonds.

Direct Mobile: Allows for the distribution of media content to mobile phones using MULTICAST technologies to poor communities (instead of more expensive UNICAST). Such broadcast methodology over mobile networks to target a billion low-income families subsidized primarily by advertising, local governments and in some cases, charitable organizations.

Multi-Language Versioning: A network infrastructure for the sharing of high-value production assets to allow for localized version to be produced at a fraction of the cost. High-value production assets include scripts, special effects, animations, video sequences, planning, budgeting.

All of the patented technologies mentioned above are connected by way of an artificial intelligence network for the purpose of creating one huge global architecture for "Next Generation Television".

The Channel Islands Pictures team is highly experienced in developing the technologies listed above and many others. The plan is to develop the patented systems technologies and then find huge potential strategic partners that are focused on attracting the largest possible audience. A list of desirable strategic partners is provided below:

- Google
- Apple
- Amazon
- Roku
- Microsoft
- QVC